SKY PETROLEUM, INC.
401 Congress Avenue, Suite 1540
Austin, Texas 78701
Phone: (512) 687-3427

June 15, 2006

Via:   Facsimile and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Mr. Ryan Milne

Re:	Response Letter
SEC Comments to From 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006 as amended by
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
Filed May 24, 2006
File No. 333-99455

Ladies and Gentlemen:

        On behalf of Sky Petroleum, Inc. (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on June 5, 2006 in regard to the Form 10-KSB/A filed by the Company on May 24, 2006 (File No. 333-99455).

SEC Comments:

Form 10-KSB for the Fiscal Year Ended December 31, 2005 Consolidated Statements of Operations, page 32

1.	We note that you continue to present your expenses based upon the nature of expense, which you may present in the footnotes to your consolidated financial statements. In future filings, please present your expenses based upon the function of the expense. In other words, reclassify consulting services, officers’ salaries and wages, and professional fees to general and administrative expense, selling expense, or other general expenses, as appropriate. Refer to Rule 5-03 of Regulation S-X for additional guidance.

Company Response:

1.	The Company agrees with the comment, and in all future filings made by the Company, beginning with its quarterly report on Form 10-QSB for the quarter ended June 30, 2006, agrees to present expenses in the consolidated statements of operations based upon the function of the expense and in accordance with Rule 5-03 of Regulation S-X, as recommended by the comment.

Very truly yours, SKY PETROLEUM, INC. /s/ Michael Noonan Michael Noonan VP Corporate and Secretary